FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated February 26, 2003

Commission File Number: 00024536

Luke Energy Ltd.
(Exact name of registrant as specified in its charter)

Suite 1100. 520-5th Avenue S.W., Calgary, Alberta T2P 3R7
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X          Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1).

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

      Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No    X

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):
82-

Purpose of the Filing

      Luke Energy Ltd.(“Luke”), a company organized under the laws of Canada, is filing this Current Report on Form 6-K pursuant to Rule 12g-3(f) of the Securities Exchange Act of 1934, as amended (the “Act”). Under Rule 12g-3(a) of the Act, Luke is a “successor issuer” to KeyWest Energy Corporation (“KeyWest”), which previously filed periodic reports under the Act. As KeyWest’s securities are registered under Section 12(g) of the Act, the securities of Luke are now deemed registered under that section, and Luke is required to file periodic reports under the Act with the Securities and Exchange Commission.

Background and Succession Pursuant to 12g-3(a)

      On February 25, 2003, the shareholders of KeyWest approved a plan of arrangement involving KeyWest, its wholly owned subsidiary Luke, Viking Energy Royalty Trust (“Viking”), Viking Holdings Inc. and Viking KeyWest Inc. Pursuant to the arrangement, holders of KeyWest common shares received at their election, for each KeyWest common share (A)(i) 0.5214 of a trust unit of Viking, (ii) Cdn. $3.65 cash, or (iii) a combination of (i) and (ii), and (B) one common share of Luke. The terms and conditions of the arrangement, and the procedures relating thereto, were determined by the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”) to be fair to the persons affected. The Court also issued an order approving the arrangement pursuant to the provisions of Section 192 of the Canada Business Corporations Act. The trust units of Viking and the common shares of Luke issued under the arrangement to holders of KeyWest common shares were issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section 3(a)(10) thereunder.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luke Energy Ltd. (Registrant)

Date February 26, 2003	By: /s/ Mary C. Blue
Name: MARY C. BLUE
Title: President